Dunham Funds

February 24, 2011

VIA ELECTRONIC TRANSMISSION

Linda Stirling

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds

CIK No. 0001420040

Securities Act File No. 333-147999

Investment Company Act File No.811-22153

Post-Effective Amendment No. 15

Dear Ms. Stirling:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Dunham Funds (the “Trust”) hereby requests that the effectiveness for Post-Effective Amendment Number 15 to the above-referenced Registration Statement on Form N-1A be accelerated to March 1, 2011, or as soon thereafter as practicable.  The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Dunham Funds	Dunham & Associates Investment Counsel, Inc.
By: /s/Denise S. Iverson Name: Denise S. Iverson Title: Treasurer	By: /s/Denise S. Iverson Name: Denise S. Iverson Title: Chief Financial Officer

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